Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

	Predecessor Company I
	Fiscal Year Ended September 27, 2003	Period Ended June 27, 2004	Period ended September 25, 2004	Fiscal Year Ended October 1, 2005	Fiscal Year Ended September 30, 2006	Fiscal Year Ended September 29, 2007
Earnings:
Income (loss) before income taxes	27,060	33,309	(12,858)	(128,155)	(4,577)	(12,310)
Preferred stock dividend requirement	(11,218)	(9,229)	(2,593)	(11,013)	(15,718)	(23,919)
Fixed charges	27,912	21,925	10,089	50,183	59,455	69,848
Total adjusted earnings	43,755	46,005	(5,362)	(88,985)	39,160	34,235
Fixed charges:
Interest expense	10,377	7,563	5,899	32,527	33,781	36,145
Interest portion of net rental expense	6,318	5,133	1,597	6,643	9,956	9,784
Preferred stock dividend requirement	11,218	9,229	2,593	11,013	15,718	23,919
Total fixed charges	27,912	21,925	10,089	50,183	59,455	69,848
Ratio of earnings to fixed charges	1.6	2.1	—	—	—	—
Deficiency of earning to cover fixed charges			15,451	139,168	20,295	36,229